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File No.82-5139

CYBIRD® JASDAQ

http://www.cybird.co.jp/english/investor/

News Release

July 26, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Establishment of Subsidiary to Promote Mobile Advertising Business

Tokyo, Japan, July 26, 2005 — The Board of Directors decided in a meeting held today to establish a subsidiary to promote the mobile advertising business. The subsidiary is being formed as a joint venture between cyber communications inc., and OPT Inc. Details are as follows.

1. Outline of Subsidiary

1) Name: PLUS MOBILE COMMUNICATIONS INC.

2) Purpose of company, Main business:
a. Development of mobile advertising products using mobile phone e-mail, etc.
b. Planning, production, and operation of advertising and sales promotions using mobile phones
c. Consulting services for different types of marketing and customer relationship management
d. Planning and proposing cross media marketing based on tie-ups with partner companies

3) Establishment: August 8, 2005

4) Address of headquarter: 3-15-21 Roppongi, Minato-ku, Tokyo (Scheduled)

5) Representative: Toshiaki Kawata, President (Vice President General Manager of Marketing Solution Division of CYBIRD)

6) Capital: ¥50 million (Paid-in capital on stocks ¥100 million)

7) No. of Employees: 6

8) Figures for major shareholders and stakes:
CYBIRD Co., Ltd. (60%)
cyber communications inc. (20%)
OPT Inc. (20%)

9) Outstanding shares: 2,000 shares

10) Fiscal year end: March 31

11) Address of main office: 3-15-21 Roppongi, Minato-ku, Tokyo (Scheduled)

12) Summary of capital, personnel, business relationships with CYBIRD Co., Ltd.

Capital relationship: CYBIRD plans to take a 60% stake in the new subsidiary.

Personnel relationship: CYBIRD plans to place one representative director, one director, one outside director, one outside auditor, and one employee with the subsidiary.

Business relationship: CYBIRD will commission the subsidiary to handle its mobile advertising sales.

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2. Purpose of Establishment of Subsidiary and Framework

CYBIRD is establishing the subsidiary to promote the advertising business under its mid-term corporate strategy. Utilizing the large-scale mobile customer data base organized by CYBIRD based on its business alliances with companies in a variety of business sectors and the know how of the joint venture business partners cyber communications inc., and OPT Inc., the subsidiary will develop e-mail products targeting specific customer groups and mobile advertising products for Web sites.

3. Establishment Schedule

(1) Establishment:	August 8, 2005 (scheduled)
(2) Start of operations:	August 22, 2005 (scheduled)

4. Impact on CYBIRD's Consolidated Performance

The subsidiary is planning sales of ¥10 billion in the fiscal year ending March 2008, but this is the first year of operations and many undetermined factors remain. For that reason, CYBIRD is refraining at this time from announcing the subsidiary's earnings forecasts for the current and next fiscal years. Although the subsidiary's projected advertising business earnings are included in CYBIRD's business plan, the Company has no plans at this time to revise its performance forecast for the current fiscal year as announced on May 25, 2005.

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